

October 19, 2012

JoAnn M. Strasser, Esq.
Thompson Hine
41 South High Street
Suite 1700
Columbus, Ohio 43215-6101

Re: Resource Real Estate Diversified Income Fund (the "Fund")
File No.: 333-183982, 811-22749

Dear Ms. Strasser:

The Fund filed the registration statement, referenced above, on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have the following comments.

General

1. We note that a portion of the Fund's name, "Resource Real Estate," is identical to the name of the Fund's adviser, Resource Real Estate Inc. ("Adviser"). Beyond this connection, of what significance, if any, is the term "Resource" to the Fund and its investment strategies? We may have further comments.

2. The Prospectus and statement of additional information ('SAI") appear to reference legal authority in discussing certain Fund activities, without always explaining those references. For example, in the SAI, the fourth investment policy states that the "fund may invest in restricted securities . . . to the extent permitted by the 1940 Act." Please revise the disclosure to explain all legal references and in making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act.

3. The Prospectus and SAI use phrases and terms that imply, or state, that the Fund may invest in other types of securities that are not disclosed (*e.g.*, "such as," "other," "including, but not limited to," and "various"). For example, the Prospectus Summary states that the "Fund may invest in **other** investment vehicles such as real estate exchange traded funds...." (Emphasis added.) Please revise the disclosure to identify each investment of the Fund. In addition, please use the phrase "consist of (or some similar, all inclusive phrase)," when explaining information rather than the phrase, "to include."

4. Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the underwriters.

5.   Please define terms when they first appear in the document (*e.g.*, the term "distributor" appears in several sections of the document, which precede the section where it is identified as Resource Securities Inc. ('Distributor')).

6.   With respect to any distributor the Fund will use to sell its shares, please disclose that they are underwriters under the federal securities laws or advise the staff why you believe they do not constitute underwriters, as that term is defined by the Securities Act and the 1940 Act.

7.   The disclosure references an "initial" and "continuous" offering. Will the Fund, in fact, have two offerings? If yes, disclose how their terms will differ.

8.   The disclosure states that "the Fund" will pay organization and offering costs in connection with the "initial" and "continuous" offering of the Fund's shares. Please revise these disclosures to state, in plain English, that all organizational and offering costs in connection with the initial offering of the Fund's shares will be borne by the Fund's common shareholders. These costs also need to be shown in the fee table as a shareholder transaction cost, expressed in terms of dollars per share.

9.   We note that the 80% asset basket includes "private real estate investment funds," (the Fund uses the collective term "Private Investment Funds," to define private real estate investment funds). In addition to the term "Private Investment Funds," the Prospectus also discusses, "Investment Funds," which first appears in the risk section of the Summary Prospectus. Are "Investment Funds" hedge funds or funds of hedge funds (*i.e.*, identical to Private Investment Funds)? If yes, please revise the disclosure to use only one term. If not, for ease of readability, please use some term, other than "Investment Funds", that is not similar to the term "Private Investment Funds."

10.   Please clarify in greater detail how the Fund intends to comply with the liquidity requirements for interval funds set forth in Rule 23c-3(b)(9) under the 1940 Act.

11.   With respect to Prospectus and SAI disclosures regarding the Fund's concentration policy, please clarify that the 25% test applies to net assets.

Prospectus

Cover Page

12.   We note the "red herring" disclosure. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

13.   Please disclose the Fund's 80% asset test on the cover page. The first non-fundamental policy in the SAI discloses that the 80% policy assets are net assets, plus borrowing for investment purposes. Accordingly, please clarify the Prospectus disclosure regarding the 80% asset test.

14.   Please disclose on the cover page, that the Fund invests in hedge funds, funds of hedge funds, and unlisted real estate investment trusts, and that these investments are illiquid and are not subject to the protections of the 1940 Act. Also, disclose the maximum amount of assets the Fund may invest in hedge funds, funds of hedge funds, and unlisted real estate investment trusts. Is the Fund in fact a fund of hedge funds? We note the 10% limitation the Fund has imposed on its investments in hedge Funds. Clarify that the 10% limit on hedge funds applies to all funds relying exclusively on 3(c)(1) or 3(c)(7).

15.   Please revise the disclosure stating that Fund "shares will not be listed on a public exchange at this time," to state in bold on the cover page, and on the purchase application above the signature line, the substance of the following:

> Shares of the Fund will not be listed on any securities exchange, which would make them illiquid. There is no secondary market for the Fund's shares and the Fund expects that no secondary market will develop. Shares are not redeemable. Shareholders should not expect to be able to sell their shares, regardless of how the Fund performs. Shares of closed-end funds have a tendency to trade frequently at a discount from NAV. If a public trading market should ever develop and a shareholder is able to sell his shares, he will likely receive less than his purchase price. As a result of the foregoing, an investment in the Fund's Shares is not suitable for investors that require liquidity.

16.   If applicable, please disclose the minimum amount the Fund must raise before proceeding with the offering and what the Fund will do with any funds raised, if this minimum amount is not met (*i.e.*, place funds in an escrow account).

17.   Please briefly summarize on the cover page, the Fund's limited repurchase policy. In particular, explain that the Fund is not required to repurchase shares at a shareholder's option nor will shares be exchangeable for units, interests, or shares of any security. Disclose that as a result of this, a shareholder may not be able to sell or otherwise liquidate his shares, whenever he or she would desire to do so. Also, in describing the Fund's 5% repurchase policy for outstanding shares, explain that share repurchases in excess of 5% are entirely within the discretion of the Fund's board of directors and investors should not rely on repurchase offers being made in amounts in excess of 5% percent of Fund assets.

18.   Please add a footnote to the Pricing Table stating that the offering costs of the initial offering will be borne by the common shareholders. *See* Instruction 6 to Item 1.1.g of Form N-2.

19.   The disclosure states that "[f]unds received [from the sale of shares] will be invested promptly and no arrangements have been made to place funds in an escrow, trust, or similar account." In the Prospectus, please disclose what procedures the Fund has in place to address those instances when it is not possible to invest these funds "promptly."

20.   Please disclose on the cover page the Fund's strategy to leverage *(e.g.,* disclose as a percentage of total assets how much it will leverage and when it will leverage). Also, disclose that the "Private Investment Funds" may engage in leverage without limit and that the Fund, through its investments in the "Private Investment Funds," will be exposed to the risks of highly leveraged investment programs. Moreover, in the Prospectus, discuss the possibility of total risk of loss and the illiquid nature of an investment in these funds.

21.   Please disclose the conflicts of interest created for the Adviser in providing investment advisory services to "Private Investment Funds," including allocation of limited investment opportunities.

Investment Objective

22.   Please revise "Investment Objective" to "Investment Objectives." Also, given fact that income appears in the Fund's name, please revise the Fund's objectives to state that income is the Fund's primary objective and long-term capital appreciation its secondary objective. We note that this section states that the "Fund's investment objective is to produce current income and achieve long-term capital appreciation with low to moderate volatility and low to moderate correlation to the broader markets." In the Prospectus Summary, however, under the heading "Investment Strategy," the investment objective is explained as "low to moderate volatility and low to moderate correlation . . . markets." Please rectify these disclosures as appropriate.

Prospectus Summary

Investment Objective and Policies

23.   Please confirm to the staff that all of the Fund's investment strategies, including each type of equity and debt instrument in which it will invest, are disclosed in the Prospectus, along with all attendant risks, or revise the Prospectus accordingly. In this regard, we note that derivatives and bonds are mentioned in the Prospectus Summary. If the Fund will invest in any of these instruments, please revise the Prospectus to describe the Fund's strategies for doing so and include all related risks. With respect to derivatives, please disclose the percentage of Fund assets that will be invested in those instruments. In addition, if the Fund may write or sell derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. Please comply with the requirements in *Letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC* (July 10, 2010).

24.   With respect to the Fund's 80% asset test, please clarify how the Fund assesses whether the underlying funds, including the Private Investment Funds, will also have a policy to invest at least 80% of their net assets, plus borrowings for investment purposes, in "real estate and real estate related industry securities," (*i.e.*, explain how the Fund's investments in the underlying funds will be treated for purposes of calculating the Fund's 80% if investing in real estate and real estate-related securities industry securities.

25.   Please clarify the meaning of "real estate related securities" and "private real estate investment funds." In particular, clarify how these securities have economic characteristics similar to real estate securities. *See* Rule 35d-1. Do these securities qualify as 3(c)(5)(c) entities, or 3(c)(1) or 3(c)(7) entities?

26.   The first sentence of the second paragraph states that "[t]he Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets in 'real estate and real estate related industry securities,' primarily in income producing equity and debt securities." Please disclose in this section whether or not the Fund has a maturity strategy with respect to its investment in debt securities, and if the Fund has such a strategy, please disclose what that strategy is. Please also disclose the expected dollar weighted average maturity for the debt portion of the Fund's portfolio.

27.   The disclosure stating that the "Fund **has no current intent** to sell securities short," appears to contradict disclosure in the second investment policy in the SAI, stating that the "Fund **may not** . . . sell a security short." (Emphasis added.) Please rectify these discrepancies.

28.   Please define the terms "low to moderate volatility" and "low to moderate correlation to the broader markets" and disclose the source of these definitions. Also, in defining the first term, "low to moderate volatility," please clarify how this objective is consistent with the investment strategies of the Fund.

29.   It appears that the Fund has a strategy to leverage through borrowing. The Prospectus states that the "Fund does not intend to use leverage through issuing preferred shares. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act." If the Fund may leverage using preferred stock, please revise the Prospectus accordingly and include all risks to common shareholders of leveraging through borrowing or the issuance of preferred shares. Absent disclosure that the Fund has no intent of leveraging using preferred stock in the next 12 months, these costs should be included in the fee table *(e.g.,* include the expenses associated with interest payments on the borrowed funds or dividends on preferred shares in the annual expenses portion of the fee table, as well as the offering costs in the shareholder transaction part of the fee table). Also, disclose the maximum percentage of total assets the Fund may borrow.

30.   Please disclose what percentage of assets the Fund will hold in its "three main categories of investment vehicles: Public REITs and REOCs, Private Investment Funds, and Non-Traded REITs. . . ."

31.   Disclose how the Adviser and/or Board will monitor investments in funds which have no transparency as to the sources of income and diversification of assets. In particular, disclose how the Private Investment Funds are valued and that they are difficult to value. Also, disclose what information and factors will be used for valuation (*e.g.*, will the Private Investment Funds provide audited annual financial statement and quarterly unaudited financial statements?).

32.   Please disclose how the Adviser gain access to information about the portfolio holdings of the private funds in which it invests? How current is the information? Disclose how the Fund will be able to determine the fair value of their portfolio holdings on a current basis.

33.   The third paragraph states that the "Fund will not invest in any other funds sponsored by the Adviser or its affiliates." Please explain, in plain English, the meaning of the term "sponsored." If any of the funds, including the Private Investment Funds in which the Fund may invest, are affiliated with the Fund, the Adviser, or the "asset managers," please disclose this in this section. Also, in discussing the Fund's use of the "asset managers," please revise the disclosure to clarify that the Fund's access to the portfolio managers and advisers of Private Investment Funds, or any other type of fund in which the Fund may invest, is no different from that of any other typical investor.

34.   Please disclose any actions the Fund may take if it is deemed an "affiliate" of a "Private Investment Fund" under the meaning of the 1940 Act.

35.   Please disclose how the use of leverage by the Private Investment Funds will ~~effect~~ affect the Fund.

36.   Please clarify in greater detail the debt instruments in which the Fund may invest. In particular, will they be below investment grade debt securities, loans, or preferred stock and/or include credit obligations and related instruments of issuers that are insolvent or of issuers that are either in default or are likely to default? Also, disclose the maximum percentage of Fund assets that may be invested in debt securities, particularly in junk bonds. Also, if applicable, disclose that the Fund may invest in securities possessing a broad range of fixed and variable interest, principal, dividend and reset terms, including, debt securities with balloon principal payments or negative principal amortization.

37.   In the third paragraph, please explain the phrase, "certain circumstances."

38.   It is a position of the staff of the Commission that concentration occurs when 25% or more of a fund's total assets are invested in an industry or a group of industries. Accordingly, in the fifth paragraph, please revise the phrase "over 25 %," to "25% or more."

39.   Please summarize how the Fund "may employ leverage," along with all related risks.

40.   The disclosure states that the "Fund may also invest in other investment vehicles such as real estate exchange-traded funds ("ETFs"), real estate index mutual funds ("Index Funds"), closed-end funds and mutual funds that invest principally in real estate (collectively, 'Other

Public Funds')." The Prospectus further states that the "Fund may invest in [Other Public Funds] that invest primarily in what the Adviser considers alternative assets. . . ." Please clarify this investment strategy. In particular, define "alternative assets" and explain how the Fund will use them to achieve its investment objectives.

41.   We note emerging markets disclosure in the SAI as a "non-principal investment" strategy. Please confirm that investing in emerging markets is not a principal strategy or revise the disclosure accordingly. Also, in the SAI, disclose the percentage of the Fund's assets that will be invested in emerging markets.

Investment Strategy

42.   Please disclose whether the "asset managers" mentioned in the first paragraph are affiliates of the Fund or the Adviser. Do these "asset managers" have any contractual relationships with the Fund? Further, please define the term "asset managers" Would it not be more appropriate to refer to the "asset managers" as "portfolio managers."

43.   Please disclose whether the Fund is an investor in a Private Investment Fund, or Investment Fund, as any typical investor would be. Also, explain the meaning of the phrase "quality institutional asset managers."

44.   Please explain the meaning of "sustainable liquidity," which appears in the first bullet point of the third paragraph.

45.   With respect to the Funds 80% asset test, please disclose the Fund's 60 days notification-to-shareholders policy.

Investor Suitability

46.   The second sentence of the paragraph under "Investor Suitability" states that "[a]n investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment." As noted above, this Fund appears to have flexibility to invest in unregistered private investment vehicles. Unlike other funds of hedge funds registered under both the Securities Act and the 1940 Act, this Fund does not appear to have included any objective suitability standards (e.g., accredited investor status) nor any minimum investment thresholds (e.g., minimum investment of $25,000). Please revise the Prospectus to include at a minimum these standards and thresholds or explain to us why you believe that this Fund should be treated differently from other funds of hedge funds.

Summary of Risks

47. Please confirm that if an investment will or may cause the Fund to be subjected to duplicative fees and expenses risk, that risk is disclosed for all related investments or revise the disclosure accordingly.

48. Please confirm that all of the risks in investing in the Fund are disclosed in addition to the risks of the Private Investment Funds, or revise the disclosure accordingly.

49. The Fund has no minimum offering. Please disclose the risks, including high expenses, arising from the fact that the Fund would proceed even though it is thinly capitalized.

50. Please add a "Conflicts of Interest" paragraph to discuss any conflicts of interest that the Fund's managers may have in performing their respective duties. For example, disclose that the Adviser's recommendation to the board to make repurchase offers is subject to a conflict of interest because the Adviser's compensation is based on assets under management and a repurchase offer would reduce the assets under management. Disclose any affiliation between the Adviser's clients, Private Investment Funds, and the "institutional asset managers." Discuss any conflicts of interest that may arise with respect to "asset managers" performing fair valuation with respect to the Private Investment Funds.

51. Please add paragraphs summarizing the risks related to "Debt Securities," "Concentration," "derivatives, "and "Common Shares."

52. In the first sentence of the 'Investment Fund Risk" paragraph, either change the word "may" to "will," or explain when shareholders will not bear the dual fees discussed in the paragraph. In addition, discuss any risks related to valuation.

53. Please relocate to the "Management Risk" paragraph, the last sentence in the "No Operating History" paragraph, which states that the "Fund's portfolio manager and the other officers of the Adviser have no experience managing a closed-end fund." Also, the following disclosure in this section gives the misimpression that others, in addition to the Adviser, are responsible for management of the Fund: "[t]he Adviser's **and Investment Funds managers'** judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results". (Emphasis added.) Please revise this section so that it discloses management risks arising only from the actions of the Fund's management.

54. Please add a paragraph that discusses the risks to the Fund arising from the lack of management control the Fund has over the funds in which it invests.

55. The disclosure in the "Private Investment Fund Risk" section is inadequate. For example, disclose that the fees the Fund pays to invest in a hedge Fund will be higher than if the manager of a hedge fund managed the Fund's assets directly. Also, disclose that the performance fees charged by certain hedge funds may create an incentive for its manager to make investments that are riskier and/or more speculative than those it might have made in the absence of a performance fee. Further, disclose that hedge funds may leverage to an unlimited

extent. In addition, disclose that hedge funds may have incentive fees, may engage in joint transactions with affiliates, need not have independent boards or shareholder approval of advisory contracts, and are not obligated to file financial reports with the SEC. Also, discuss in greater detail related valuation risks. Will the hedge funds in which the Fund invests have valuation procedures that are the same as the Fund's? If not, we may have further comments.

56. Please expand the "Repurchase Policy Risks" paragraph. For example, summarize the negative effects the Fund and its shareholders may experience if the Fund determines to borrow money and/or sell investments to finance repurchases.

57. Please include in this section a summary of the risks associated with the Fund's distribution policy. Include in the discussion whether any distributions made by the Fund will be a return of capital. If so, please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Management of the Fund (Trustees and Officers, Investment Adviser, Portfolio Manager)

58. Please briefly explain whether the Fund's board of directors has any experience in managing a registered fund that invests in hedge funds.

59. The first sentence of the third paragraph under "Investment Adviser" states that "[a] discussion regarding the basis for the Board of Trustees' initial approval of the Fund's Investment Management Agreement will be available in the Fund's initial report to shareholders." Please disclose the period that will be covered by the initial report to shareholders. *See* Item 9.1.b.(4) of Form N-2.

Summary of Fund Expenses

60. Please delete the phrase "Summary of." Also, please clarify the language appearing in brackets immediately after the table's heading.

Shareholder Transaction Expenses

61. Under this caption, there is only a "Maximum Sales Load" sub-caption. If applicable, please disclose in a separate sub-caption under this heading the organizational expenses and offering costs to be paid by the common shareholders, expressed as a percentage of the sales price per share.

62. In the Annual Expenses caption, please revise the phrase "net assets attributable to shares," to "net assets attributable to common shares."

63. The first sentence of the third footnote states that "Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies." Please disclose in this

footnote that these costs may include a performance fee to be paid to the investment adviser. Also, disclose in this footnote what AFFE costs would be if REITS, RECOs and hedge funds were included.

64.   There is no disclosure in the table regarding interest expenses or the expenses of preferred shares. Please confirm that the Fund will not borrow or issue preferred shares during the coming year or revise the table accordingly. In this regard, we note that the "Description of Capital Structure and Shares" section, under the "Shares" heading, states that the "Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including **interest on outstanding borrowings, if any, . . .**" (Emphasis added.)

65.   Please confirm that the "Expense Limitation and Reimbursement Agreement" has been filed as an exhibit to the registration statement. If not, please file the agreement with the Fund's first pre-effective amendment to the registration statement.

66.   In the fourth footnote, please note that the date, which needs to be inserted, should be for at least 12 months. Also, confirm to the staff that the Fund does not have an expectation to terminate within the first 12 months after effectiveness.

Estimated Fund Expenses

67.   Please confirm that all organization and offering costs of the Fund were generated in compliance with Paragraphs of 8.23-8.36, AICPA, Audit and Accounting Guide, Investment Companies (May 1, 2012). Also, revise the third paragraph to reflect all of the Fund operating expenses that are paid by the Fund.

Use of Proceeds

68.   Please disclose the "net proceeds" amount referred to in this section and clarify that there is no assurance that the Fund will raise that amount. In addition, disclose the credit quality ratings of the debt applicable to the "short-term fixed-income mutual funds" mentioned in the paragraph.

69.   Please clarify how long the Fund anticipates it will take to fully invest the net proceeds in accordance with the Registrant's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. If the fund anticipates that it will take longer than three months to fully invest the net proceeds, please explain why. *See* Item 7.2 and Guide 1 of Form N-2.

70.   If applicable, disclose that if the Fund is delayed in investing the proceeds of the offering, the Fund's distributions could consist, in whole or in part, of a return of capital.

71.   If applicable, disclose that the Fund may maintain a portion of whatever proceeds it raises in cash and state the reasons why it may be necessary for the Fund to do so (*e.g.*, to meet operational needs and/or to pay for organizational and offering costs associated with the sale of

the Fund's common shares). Further, explain that if the Fund holds proceeds in cash for these reasons, there can be no guarantee that the Fund will raise $250,000,000 or that it will be able to achieve its desired portfolio with the proceeds of the initial offering and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund's assets are not invested in accordance with its principal investment strategies.

Investment Objectives, Policies, and Strategies

The Adviser's Strategies

Public REITs and REOCs

72.   Please revise this section so that REITS and REOCs are discussed in their own separate paragraphs. Also, discuss in greater detail the tax ramifications of REOCs. In particular, clarify that REOCs do not receive the same benefits of lower corporate taxation that are a common characteristic of REITs because REOCs reinvest earnings rather than distribute dividends to unit holders. Also, please confirm that all risks related to investing in REOCs are disclosed in the Prospectus, or revise the disclosure accordingly. We may have further comments.

73.   In the second paragraph, the disclosure states that the "Fund's investment in Public REITs and REOCs **will be** principally to generate current income . . .and will seek to have low to moderate correlation to the broader markets. (Emphasis added.) Please revise the first part of this disclosure to indicate that the Fund's investment in Public REITs and REOCs "is intended" principally to generate current income.

Non-Traded REITS

74.   In the first paragraph, the disclosure states that ''Non-Traded REITs typically offer investors higher current income than do Public REITs or Other Public Funds." Please disclose the period(s) over which this was measured. Please also explain in this section the basis for this statement and state that past performance is not necessarily indicative of future results.

75.   In the second paragraph, the disclosure states that the "Fund's investment in Non-Traded REITs **will be** principally to generate relatively higher current income. . . ." (Emphasis added.) Please revise the first part of this disclosure to indicate that the Fund's investment in Non-Public REITs "is intended" principally to generate relatively higher current income.

Private Investment Funds

76.   Please disclose the "other pooled investment vehicles" mentioned in the first paragraph. This appears to be the first instance in the disclosure where these "vehicles" are mentioned. If they will be a part of the Fund's 80% asset basket, please revise the disclosure accordingly. If not, please explain how the Fund will use them as part of its investment strategies.

77.   In the second paragraph, please delete the term "somewhat."

78.   The disclosure states that the "Fund will invest no more than 10% of its assets in Private Investment Funds that are commonly known as hedge funds." Are there other types of "Private investment Funds," besides hedge funds, in which the Fund will invest? Please clarify the disclosure and state the maximum percentage the Fund will invest in any such fund. For purposes of the Fund's 80% asset policy, disclose the maximum percentage the Fund will invest in each investment within the 80% asset basket.

79.   Then disclosure states that the "the Fund will invest no more than 10% of its assets in Private Investment Funds that are commonly known as hedge funds." Please revise this to clarify that the Fund will invest no more that 10% in all 3(c)(1) and 3(c)(7) entities, and not just those commonly referred to as hedge funds.

REITS Generally

80.   The second sentence under "Distributions" states that "REITs generally pay a higher rate of dividends than most other operating companies." Please disclose the period(s) over which this was measured. Please also explain in this section the basis for this statement and state that past performance is not necessarily indicative of future results.

Other Public Funds

81.   Please revise this section to disclose each type of "Public Fund" in which the Fund may invest. Also, confirm that that Fund will not invest in these "Other Public Funds" as part of its 80% asset basket or revise the disclosure accordingly.

Investment Strategy, Diversification and Criteria Used in Selecting Investments, Diversification of Asset Managers

82.   Please revise the disclosure to clarify that the Fund has access to investment funds, and their related portfolio managers and advisers, in no manner different from that available to any other typical investor.

Plan of Distribution

83.   The second paragraph states that "[a]dditionally, the Adviser or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund." Is this fee in addition to the .25% service fee? If yes, please disclose this fee.

84.   The second paragraph states that the "Adviser or its affiliates, in the Adviser's discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the 'Additional Compensation')." Please revise the phrase "from their resources," to "from their own legitimate profits."

Determination of Net Asset Value

85.　　For ease of readability, please discuss, in plain English, fair valuation of the Private Investment Funds in a separate paragraph. Also, add a discussion of how fair value is performed for the Investment Funds. Please expand the discussion to disclose in greater detail how NAV is determined given that there appears to minimal information regarding the Private Investment Funds. How does the Fund value the portfolio securities of the Investment Funds and the Private investment Funds? Clarify what access the Adviser has to information about the portfolio holdings of the private funds in which it invests.

86.　　In the first paragraph, please clarify that the Adviser determines fair value in accordance with policies adopted by the Board and under the Board's supervision. Also, in the second paragraph, in the second sentence, please clarify that the Adviser performs fair valuing under the ultimate supervision of the board.

Conflicts of Interest

87.　　Please summarize the "policies and procedures," as well as the compensation structure, mentioned in the last sentence.

Purchasing Shares

88.　　It appears that the Fund has established arrangement with financial intermediaries for the acceptance of purchase orders on behalf of the Fund. Accordingly, in the third sentence, please delete the phrase, "and accepted by the Fund."

U.S Federal Income Tax Matters

89.　　Please disclose in this section whether the shareholders will be subject to the alternative minimum tax. *See* Instruction 2 to Item 10.4. of Form N-2.

Back Page

80.　　Please include in this section the information required by rule 481(e) under the Securities Act of 1933 regarding dealer prospectus delivery obligations. See Item 2.3. of Form N-2 and 17 CFR 230.481(e) under the Securities Act.

SAI

81.　　It appears that the Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account.

Fundamental Policies, Other Fundamental Policies

82.   To avoid investor confusion and for ease of readability, please disclose the Fund's fundamental policies under one heading.

83.   If the Fund will engage in reverse repurchase agreements, please disclose this in the first fundamental policy. Also, please discuss this policy in greater detail in the SAI's text.

84.   In the fifth policy, please revise the phrase "in any one industry," to, "in any one industry or group of industries."

85.   In the seventh policy, please disclose the amount, expressed as a percentage of total assets, the Fund may enter into repurchase agreements and loan portfolio securities.

86.   We note the Fund's fundamental policy regarding real estate, which is the second policy under the heading "Other Fundamental Policies." Based on the Prospectus and SAI disclosure it appears that the Fund will not actually purchase real estate. If this is accurate, please clarify the policy accordingly.

Audit Committee

87.   The fourth sentence of the paragraph under "Audit Committee" states that "[t]he Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate.'' The sixth sentence of the paragraph states that "[t]he Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate." Please explain to us why you believe that this structure is appropriate, as opposed to having separate Nomination and Compensation Committees. Please also explain to us why the name of the Audit Committee does not reflect these additional duties.

88.   Please clarify in greater detail the procedures to be followed by security holders in submitting nominee recommendations. See Item 18.5.b.(4) of Form N-2.

Compensation

89.   In the table under "Compensation," please revise the heading of the second column to read "Aggregate Compensation From Fund."

Investment Advisory and Other Services

90.   The fourth sentence under "The Adviser" states that "[a]ll shares of the Adviser are indirectly owned by [Resource America, Inc. ("RAI")], which is a publicly held corporation traded on the NASDAQ." If material, please disclose the business history of the company controlling the adviser. *See* Item 20.1.a. of Form N-2.

Allocation of Brokerage

91.   Under "Affiliated Party Brokerage" please disclose whether or not the Fund intends to use any broker that (1) is an affiliated person of the Fund; (2) is an affiliated person of an affiliated person of the Fund; or (3) has an affiliated person that is an affiliated person of the Fund, its investment adviser, or principal underwriter. Also state the relationships that cause the broker to be identified. *See* Item 22.2.a. of Form N-2.

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

        Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review